Via Facsimile and U.S. Mail
Mail Stop 6010

October 29, 2007

Mr. Gary C. Dunton
President and chief Executive Officer
MBIA Inc.
113 King Street
Armonk, NY 10504

Re: MBIA Inc.
Form 10-K for the Period Ended December 31, 2006
Filed March 31, 2007
File No. 001-09583

Dear Mr. Dunton:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief